UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Tufin Software Technologies Ltd. (“Tufin”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed consolidated financial statements of Tufin as of and for the three and six-months ended June 30, 2020; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Tufin’s financial condition and results of operations as of and for the six-month period ended June 30, 2020.

Exhibit 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into Tufin’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-237291 and 333-231985).

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the three and Six Months Ended June 30, 2020

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

101
Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Unaudited Interim Consolidated Balance Sheets, (ii) Unaudited Interim Consolidated Statements of Operations, (iii) Unaudited Interim Consolidated Statements of Comprehensive Loss, (iv) Unaudited Consolidated Statements of Redeemable Convertible Preferred Shares and Changes in Shareholders’ Equity (v) Unaudited Consolidated Statements of Cash Flows and (vi) related notes to these consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD. By: /s/ Reuven Kitov Name: Reuven Kitov Title: CEO & Chairman of the Board of Directors

Date: August 25, 2020